April 10, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Heather Clark

Re:	Netflix, Inc. Item 4.01 Form 8-K Filed March 23, 2012 (the “Report”) File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (the “Company”) has received the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 4, 2012 (the “Letter”) regarding the above-referenced Report. Set forth below in bold italic type is the comment from the Staff contained in the Letter followed by the Company’s response thereto.

Item 4.01 8-K

1.	We note that your disclosure references the letter from KPMG dated March 23, 2012. We further note that the letter from KPMG filed as Exhibit 16.1 is not dated. Please amend your 8-K to file a correctly dated letter from KPMG.

Response: The Company has filed an amendment to the Report on April 10, 2012 to include the date on KPMG’s letter attached as Exhibit 16.1 pursuant to the Staff’s request.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact the undersigned at (408) 540-3700 should you require anything further.

Sincerely,
Netflix, Inc.

/s/ David Wells
David Wells, Chief Financial Officer